October 18, 2021	Orrick, Herrington & Sutcliffe LLP
The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Melissa Kindelan
Christine Dietz
Austin Pattan
Kathleen Krebs

Re:	Weave Communications, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted September 27, 2021
CIK No. 0001609151
Ladies and Gentlemen:
On behalf of Weave Communications, Inc. (“Weave” or the “Company”), we submit this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 8, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on September 27, 2021 (the “DRS Amendment No. 1”). Concurrently with the submission of this response letter, the Company has revised the DRS Amendment No. 1 and is filing via EDGAR the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the comment raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.
For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.
Amendment No. 1 to Draft Registration Statement submitted September 27, 2021
Risk Factors
We could be subject to claims based on the defective corporate acts ratified by us..., page 59
1.Please disclose how the listed corporate acts were defective under Delaware corporate law.

October 18, 2021 Page 2
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages [59-60] of the Registration Statement.
If you have any questions regarding this letter, please do not hesitate to contact me at (415) 773-5720 with any questions or further comments.
Sincerely,

/s/ William L. Hughes, Esq.
William L. Hughes, Esq.

cc:	Roy Banks, Weave Communications, Inc.
Wendy Harper, Esq., Weave Communications, Inc.
Scott M. Iyama, Esq., Orrick, Herrington & Sutcliffe LLP
Niki Fang, Esq., Orrick, Herrington & Sutcliffe LLP
John Savva, Esq., Sullivan & Cromwell LLP
Sarah Payne, Esq., Sullivan & Cromwell LLP